Exhibit 99.1

OKYO Pharma to Present at Ophthalmology Futures European Forum and iNovation Day at ESCRS 2026

Company to engage with the global ophthalmology and investment community as it advances urcosimod through its global Phase 3 pivotal trial for neuropathic corneal pain

London and New York, NY, September 9, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, today announced that it will present at Ophthalmology Futures Forum and in the 5th Annual ESCRS iNovation Day.

Ophthalmology Futures European Forum on Thursday, September 10 in London is where clinical innovators, investors, and industry leaders convene to examine what’s next in ophthalmology and where the next wave of value will be created.

ESCRS iNovation Day, taking place Friday, September 11, 2026 at ExCeL London, United Kingdom, held in conjunction with the 44th Congress of the ESCRS (European Society of Cataract and Refractive Surgeons), running September 11–15, 2026, is recognized as a cornerstone event for ophthalmic innovation in Europe, bringing together ophthalmologists, industry leaders, emerging companies and the financial community.

OKYO’s continued conference participation reflects the clinical, industry, and investor communities central to advancing urcosimod, its lead asset, through its global Phase 3 pivotal NEPTUNE trial for NCP.

The Company’s presence at the events follows recent positive feedback from its U.S. Food and Drug Administration (FDA) Type D meeting, which validated OKYO’s regulatory and clinical path forward for urcosimod, as well as the filing of its Annual Report reflecting a strengthened cash position.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO plans to initiate a global Phase 3 pivotal clinical trial in the second half of this year, enrolling approximately 111 patients to evaluate a single-dose regimen of urcosimod for the treatment of NCP.

For further information, please visit www.okyopharma.com.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer

Business Development and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com